Form 45-106F1
Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1:  State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

Canplats Resources Corporation
1180 - 999 West Hastings Street
Vancouver, B.C. V6C 2W2
Phone: (604) 689-3846

Item 2:  State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia and Alberta.

Item 3:  Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

☐ Bio-tech	Mining
Financial Services	☒exploration/development
☐investment companies and funds	☐production
☐mortgage investment companies	☐Oil and gas
☐Forestry	☐Real estate
☐Hi-tech	☐Utilities
☐Industrial	☐Other (describe)
________________________________________

Details of distribution

Item 4:  Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5:  State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

July 20, 2006.

Item 6:  For each security distributed:

(a)	describe the type of security,

Units comprised of one common share and one common share purchase warrant.

(b)	state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

5,000,000 Units. Each unit is comprised of one common share and one common share purchase warrant. Each share purchase warrant is exercisable into an additional common share until July 20, 2008 on payment of $0.25.

(c)	state the exemption(s) relied on.

National Instrument 45-106 (Sections 2.3 and 2.5) and BC Instrument 72-503.

Item 7:  Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder’s fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	8	$0.20	$ 80,000
Alberta	10	$0.20	$200,000
Ontario	4	$0.20	$ 50,000
United States	27	$0.20	$580,000
Barbados	2	$0.20	$ 90,000
Total number of Purchasers	51
Total dollar value of distribution in all jurisdictions (Canadian $)			$1,000,000

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder’s fees

Item 8:  Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution
Blackmont Capital Inc. #2200, 440 2nd Avenue, SW Calgary, AB T2P 5E9 Canada	-	60,000 units (1) 100,000 warrants (2)	$0.20	S. 2.3 of NI 45-106 July 20, 2006	$12,000
Global Resource Investments Inc. 7770 El Camino Real Carlsbad, CA 92009 USA	-	174,000 units (1)	$0.20	BCI 72-503 July 20, 2006	$34,800
Haywood Securities Inc. #2000 - 400 Burrard Street Vancouver, BC V6C 3A6 Canada	-	3,000 units (1)	$0.20	S. 2.3 of NI 45-106 July 20, 2006	$ 600
Quest Securities Corp. 77 King Street West Suite 3110 Toronto, ON M5K 1H1 Canada	-	63,000 units (1) 400,000 warrants (2)	$0.20	S. 2.3 of NI 45-106 July 20, 2006	$12,600

(1)	Each unit is comprised of one common share and one common share purchase warrant. Each share purchase warrant is exercisable into an additional common share until July 20, 2008 on payment of $0.25.
(2)	Each share purchase warrant is exercisable into an additional common share until July 20, 2008 on payment of $0.25.

Item 9:  If a distribution is made in Ontario, please include the attached “Authorization of Indirect Collection of Personal Information for Distributions in Ontario”. The “Authorization of Indirect Collection of Personal Information for Distributions in Ontario” is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: July 20, 2006

Canplats Resources Corporation

Name of issuer (please print)
Linda J. Sue, Corporate Secretary (604-484-8203)

Print name, title and telephone number of person signing

/s/ Linda J. Sue

Signature

Item 10:  State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

(a)	has been notified by the issuer
(i)	of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,
(ii)	that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,
(iii)	that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and
(iv)
of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission’s indirect collection of the information, and

(b)	has authorized the indirect collection of the information by the Ontario Securities Commission.

Schedule I

Complete the following table.

For reports filed under sub-section 6.1(1)(j) (TSX Venture Exchange offering) of National Instrument 45-106 the following table only needs to list the total number of purchasers by jurisdiction instead of including the name, residential address and telephone number of each purchaser.

Do not include in this table, securities issued as payment of commissions or finder’s fees disclosed under item 8 of this report.

The information in this schedule will not be placed on the public file of any securities regulatory authority or, where applicable, regulator. However, freedom of information legislation in certain jurisdictions may require the securities regulatory authority or, where applicable, regulator to make this information available if requested.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on	Date of Distribution
Information not available to the public.